Filed pursuant to Rule 424(b)(3)
File No. 333-119338

GRANT PARK FUTURES FUND
LIMITED PARTNERSHIP

________________________________________________

Supplement dated February 3, 2009
to
Prospectus and Disclosure Document
dated December 3, 2007

________________________________________________

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus and Disclosure Document of the Grant Park Futures Fund Limited Partnership dated December 3, 2007, and should be read together therewith and along with any other supplements or amendments thereto.

You should carefully consider the “Risk Factors” beginning on page 12 of the Prospectus before you decide to invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The Commodity Futures Trading Commission has not passed upon the merits of participating in this pool nor has the Commodity Futures Trading Commission passed on the adequacy or accuracy of this Disclosure Document supplement.

SUMMARY

This supplement revises and replaces the second paragraph on page 1 of the Prospectus under the heading “Summary – Grant Park” in its entirety as follows:

Grant Park is a multi-advisor pool that invests through independent professional commodity trading advisors retained by the general partner.  As of February 1, 2009, Rabar Market Research, Inc., EMC Capital Management, Inc., Graham Capital Management, L.P., Eckhardt Trading Company (or ETC), Winton Capital Management Limited, Welton Investment Corporation, Global Advisors L.P., Transtrend B.V., Quantitative Investment Management LLC (or QIM), and Revolution Capital Management LLC (or RCM) serve as Grant Park’s commodity trading advisors.  As of February 1, 2009, each of Rabar, EMC, Eckhardt, Winton and Welton managed between 10% to 20% of Grant Park’s net assets, and each of Graham, Global Advisors, Transtrend, QIM, and RCM were allocated less than 10% of Grant Park’s net assets to manage.  The general partner may, in its sole discretion, reallocate assets among the trading advisors upon termination of a trading advisor or retention of any new trading advisors, or at the commencement of any month.  Consequently, the current apportionment is subject to change.  Each of the trading advisors employs technical and trend-following trading strategies through proprietary trading programs in an effort to achieve capital appreciation while controlling risk and volatility.

This supplement revises and replaces the paragraphs on page 6 of the Prospectus under the heading “Summary – The Trading Advisors” in their entirety as follows:

Grant Park currently trades through its ten independent professional commodity trading advisors:  Rabar Market Research, Inc., EMC Capital Management, Inc., Graham Capital Management, L.P., Eckhardt Trading Company (or ETC), Winton Capital Management Limited, Welton Investment Corporation, Global Advisors L.P., Transtrend B.V., Quantitative Investment Management LLC (or QIM), and Revolution Capital Management LLC (RCM).  Effective January 1, 2009, the portion of Grant Park’s net assets allocated to Winton Capital Management was reallocated to GP 1, LLC.  Each of the trading advisors is registered as a commodity trading advisor under the Commodity Exchange Act and is a member of the NFA.  The general partner may terminate or replace any or all of the trading advisors, or add additional trading advisors, at any time in its sole discretion.

Rabar Market Research, Inc. is located at 10 Bank Street, Suite 830, White Plains, New York 10606, and its telephone number is (914) 682-8363.  EMC Capital Management, Inc. is located at 2201 Waukegan Road, Suite West 240, Bannockburn, Illinois 60015, and its telephone number is (847) 267-8700.  Graham Capital Management, L.P. is located at Rock Ledge Financial Center, 40 Highland Avenue, Rowayton, Connecticut 06853, and its telephone number is (203) 899-3400.  ETC is located at 1314 North Dearborn Parkway, Carriage House, Chicago, Illinois 60610, and its telephone number is (312) 787-1107.  Winton Capital Management is located at 1-5 St. Mary Abbott’s Place, London, W8 6LS, United Kingdom, and its telephone number is +44-20-7610-5350.  Welton Investment Corporation is located at the Eastwood Building, San Carlos between 5th and 6th, Carmel, California 93921, and its telephone number is (831) 626-5190.  Global Advisors L.P.’s offices are located at 19 Berkeley Street, Fourth Floor Rear, London, W1J 8ED, England, and its telephone number is +44-20-7629-1117.  The business office of Transtrend B.V. is located at Weena 723, Unit C5.070, 3013 AM Rotterdam, The Netherlands and its telephone number is +31-10-453-6500.  QIM is located at 401 East Market Street, Suite 104, Charlottesville, Virginia 22902, and its telephone number is (434) 817-4800.  RCM is located at 10955 Westmoor Drive, Suite 400, Westminster, Colorado 80021, and its telephone number is (303) 379-2867.

This supplement revises and replaces the paragraph on page 8 of the Prospectus under the heading “Summary – Fees and Expenses – Incentive Fees” in its entirety as follows:

•
Incentive Fees—Grant Park currently pays each trading advisor a quarterly incentive fee based on any new trading profits achieved on the trading advisor’s allocated net assets at the end of each calendar quarter.  Generally, new trading profits means the net increase in trading profits, realized and unrealized, experienced by the trading advisor on its allocated net assets from the most recent prior quarter in which an incentive fee was paid to the trading advisor, or if an incentive fee has yet to be paid to that trading advisor, the trading advisor’s initial allocation of net assets.  Currently, the incentive fees payable to each of Grant Park’s trading advisors that are allocated 10% or more of the fund’s assets are as follows: 20% to Rabar, 22.5% to EMC, 24% to ETC, 20% to Winton and 20% to Welton.  Grant Park pays incentive fees ranging between 20% and 30% to each of Graham, Global Advisors, Transtrend, RCM and QIM.  The method of calculating new trading profits on the allocated net assets of each trading advisor is described in “Fees and Expenses—Incentive Fees.”

This supplement revises and replaces the text on page 9 and the Breakeven Analysis table on page 10 of the Prospectus under the heading “Summary – Breakeven Analysis” in its entirety as follows:

Breakeven Analysis

The breakeven analysis below indicates the approximate dollar returns and percentage required for the redemption value of a hypothetical $1,000 initial investment in Class A units or Class B units to equal the amount invested 12 months after the investment was made. The breakeven analysis for the Class B units shows the amount required to “break even” both with and without an early redemption fee which, for purposes of this analysis, has been averaged to approximate the effect that payment of an early redemption fee will have on a redemption of Class B units during the first year of investment, as described in footnote 7 below. The breakeven analysis is an approximation only.

Breakeven Analysis

	Class A Units	Class B Units
Assumed initial selling price per unit(1)	$1,000.00	$1,000.00
Trading advisors’ incentive fees(2)	$6.92	$8.61
Brokerage charge(3) (Class A: 7.55%; Class B: 8.0%)	$75.50	$80.00
Operating expenses(4) (0.25%)	$2.50	$2.50
Offering expenses(5) (0.2% Class A units; 0.6% Class B units)	$2.00	$6.00
Interest income(6) (1.80%)	$(18.00)	$(18.00)
Amount of trading income required for the redemption value at the end of one year to equal the initial selling price of the unit, without early redemption fee	$68.92	$79.11
Percentage of initial selling price per unit, without early redemption fee	6.89%	7.91%

	Class A Units	Class B Units
Average early redemption fee(7) (2.188%; Class B units only)		$21.90
Amount of trading income required for the redemption value at the end of one year to equal the initial selling price per Class B unit, with average early redemption fee		$101.01
Percentage of initial selling price per Class B unit, with average early redemption fee		10.10%
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(1)
$15,000 is the minimum initial investment in Class A units for existing Class A limited partners and $5,000 is the minimum initial investment in Class B units for new limited partners. However, for ease of comparability, $1,000 will be deemed to be the initial selling price per unit of both a Class A unit and a Class B unit for purposes of this breakeven analysis.

(2)
Reflects incentive fees payable to Graham, ETC, Winton, Welton, Global Advisors, Transtrend, QIM and RCM assuming they manage between 3% and 20% of invested assets and assuming each of the advisors have equivalent performance returns for the 12-month period. Actual incentive fees are calculated quarterly on the basis of each trading advisor’s individual performance, not the overall performance of Grant Park. Because incentive fees payable to certain of these trading advisors are calculated on the basis of trading profits realized on the assets they manage after deduction for the allocable portion of only certain expenses charged to Grant Park, these advisors would receive an incentive fee before Grant Park has recouped all expenses and reaches the “break-even” level.  Incentive fees payable to certain other of these trading advisors are calculated after deduction for the allocable portion of expenses charged to Grant Park.  These advisors would not receive an incentive fee before Grant Park has recouped all expenses.

(3)
The brokerage charge is paid to the general partner on a monthly basis. Effective September 1, 2005, the brokerage charge equals 0.6292% per month, a rate of 7.55% annually, of the Class A month-end adjusted net assets, and 0.6667% per month, a rate of 8.0% annually, of the Class B month-end adjusted net assets. Out of this amount, the general partner pays all clearing, execution and give-up, floor brokerage, exchange and NFA fees, any other transaction costs, selling agent compensation and consulting fees to the trading advisors. The general partner retains the balance as payment for its services to Grant Park. Bid-ask spreads on Grant Park’s forward and other non-exchange traded contracts are not included in this breakeven table due to the difficulty of determining those spreads.

(4)
Grant Park is responsible for ongoing operating expenses, up to an amount not to exceed 0.25% of Grant Park’s average net assets per year. This amount is used for purposes of this breakeven analysis. To the extent operating expenses are less than 0.25% of Grant Park’s average net assets during the year, the difference will be reimbursed pro rata to recordholders as of December 31 of each year.

(5)
Grant Park’s organization and offering expenses are paid by the general partner and then reimbursed to the general partner by Grant Park. To pay this reimbursement, effective September 1, 2005, Class A units are assessed at an annual rate of 20 basis points (0.20%), and Class B units are assessed at an annual rate of 60 basis points (0.60%), of adjusted net assets, calculated and payable monthly on the basis of month-end adjusted net assets of the applicable class.

(6)	Grant Park earns interest on free cash balances held in its futures trading accounts. Interest is estimated for these purposes at a rate of 1.80% per year.
(7)
Class B limited partners causing redemption of their units on or before the one-year anniversary of their subscription for the redeemed units will pay an early redemption fee of 3.5%, 2.625%, 1.75% or 0.875% of the net asset value of the redeemed units, depending on when the units are redeemed during the first year. Class A limited partners, and Class B limited partners causing redemption of units on or after the one-year anniversary of their subscription for the redeemed units, will not pay an early redemption fee. For purposes of this breakeven analysis, the early redemption fee has been presented as an average of the four different early redemption fees to approximate the effect payment of an early redemption fee would have on a redemption of Class B units at an undetermined point during the first year of investment. Because the early redemption fee has been averaged and the other fees and expenses shown assume an investment in Grant Park for one year, the breakeven analysis does not reflect the actual amount required to “break even” for Class B units that are redeemed prior to the one-year anniversary of the investment, which will vary depending on the date of redemption.

This supplement revises and replaces the chart included on page 11 of the Prospectus under the heading “Summary – Organizational Chart” in its entirety as follows:

RISK FACTORS

This supplement revises and replaces the paragraph on page 20 of the Prospectus under the heading “Risk Factors – The general partner places significant reliance on the trading advisors and their key personnel” in its entirety as follows:

The general partner relies on the trading advisors to achieve trading gains for Grant Park, entrusting each of them with the responsibility for, and discretion over, the investment of their allocated portions of Grant Park’s assets.  The trading advisors, in turn, are dependent on the services of a limited number of persons to develop and refine their trading approaches and strategies and execute Grant Park’s transactions.  The loss of the services of any trading advisor’s principals or key employees, or the failure of those principals or key employees to function effectively as a team, may have an adverse effect on that trading advisor’s ability to manage its trading activities successfully or may cause the trading advisor to cease operations entirely, either of which, in turn, could negatively impact Grant Park’s performance.  Each of Grant Park’s trading advisors is controlled, directly or indirectly, by single individuals, or, in the case of Transtrend, of which 100% of the voting interest is owned by Robeco Netherlands BV, by its managing directors.  These individuals, Paul Rabar at Rabar, Elizabeth Cheval at EMC, William Eckhardt at ETC, Kenneth Tropin at Graham, David Winton Harding at Winton, Patrick Welton at Welton, Russell Newton at Global Advisors, Johannes P.A. van den Broek and Harold M. de Boer at Transtrend, Jaffray Woodriff, Michael Geismar, Greyson Williams, and Ryan Vaughn at QIM, and Michael Mundt, Mark Chapin and Rob Olson at RCM, have major roles in developing, refining and implementing each of their trading advisor’s trading strategies and operating its business.  The death, incapacity or other prolonged unavailability of such individuals likely would greatly hinder these trading advisors’ operations, and could result in their ceasing operations entirely, which could adversely affect the value of your investment in Grant Park.

THE TRADING ADVISORS

This supplement revises and replaces the first paragraph on page 27 of the Prospectus under the heading “The Trading Advisors” in its entirety as follows:

As of February 1, 2009, each of Rabar Market Research, Inc., EMC Capital Management, Inc., Eckhardt Trading Company, Graham Capital Management, L.P., Winton Capital Management Limited, Welton Investment Corporation, Global Advisors L.P., Transtrend B.V., Quantitative Investment Management LLC (QIM), and Revolution Capital Management LLC (RCM) serve as Grant Park’s trading advisors.  Rabar and EMC have been trading on behalf of Grant Park since January 1989 and ETC has been trading on behalf of Grant Park since April 1998.  Graham began trading for Grant Park on September 1, 2003 and Winton began trading for Grant Park on August 1, 2004.  Welton began trading for Grant Park on March 1, 2006.  Transtrend and Global Advisor each began trading on July 1, 2008, QIM began trading for Grant Park on October 1, 2008, and RCM began trading for Grant Park on February 1, 2009.  Effective January 1, 2009, the portion of Grant Park’s net assets allocated to Winton Capital Management was reallocated to GP 1, LLC.  As of February 1, 2009, each of Rabar, EMC, Eckhardt, Winton and Welton managed between 10% to 20% of Grant Park’s net assets, and each of Graham, Global Advisors, Transtrend, QIM and RCM were allocated less than 10% of

Grant Park’s net assets to manage.  The general partner may, in its sole discretion, reallocate assets among the trading advisors upon termination of a trading advisor or retention of any new trading advisors, or at the commencement of any month.  Consequently, the current apportionment is subject to change.

This supplement revises and updates the discussion in the Prospectus under the heading “The Trading Advisors” by adding the following paragraphs on page 43 immediately following the last paragraph under the heading “Welton’s Trading Program”:

Revolution Capital Management LLC

Revolution Capital Management LLC (‘‘RCM’’) is a Colorado limited liability company. RCM has been registered as a commodity trading advisor and commodity pool operator with the CFTC and has been a member of the NFA since December 27, 2004. Trading systems development decisions will be made jointly by the three principals. RCM’s address is 10955 Westmoor Drive, Suite 400, Westminster, CO 80021. Its telephone number is (303) 379-2867. RCM’s main business is commodity futures technical research and management of commodity futures trading portfolios.

Management

The principals of RCM are Michael Mundt, Mark Chapin and Theodore Robert Olson.

Mr. Mundt’s tasks primarily consist of model development, business/marketing, and coordinating RCM’s overall business and trading strategy. He has been in the managed futures industry for seven years. Mr. Mundt was registered as an associated person and listed principal of Analytic Investments LLC (AILLC), an NFA member and CPO registered with the CFTC from April 1999 through August 2003. Mr. Mundt’s background is in engineering and applied science. He received his Bachelor of Science degree in Aerospace Engineering from the University of Colorado in 1989. He was awarded a Ph.D. in Aerospace Engineering in 1993, also from the University of Colorado; his thesis involved the exploration of chaos and turbulence in simple weather/climate models. After spending a few years in academia at both the University of Colorado and the University of California at Santa Cruz, Mr. Mundt transitioned into the technology industry. He was employed by Seagate Technology as an engineer specializing in computational fluid mechanics between March 1998 and July 2007. He currently holds nineteen U.S. patents in the area of disk-drive head/disk mechanics. Mr. Mundt has been registered as an associated person and listed principal of RCM since December 2004.

Mr. Chapin’s primary focus is the development of short-term trading methodologies for RCM.  Mr. Chapin received his Bachelor of Science degree from Clarkson University in 1997 and his Masters of Science degree from the University of California at Berkeley in 1999. Both degrees are in mechanical engineering.  Mr. Chapin has an extensive background and also a strong interest both in algorithms and their implementation in numerical code. Mr. Chapin was employed by Seagate Technology between June 1999 and July 2007, where he worked on advanced concepts in the head/media department. He currently holds twelve U.S. patents in the area of disk-drive head/disk mechanics and has co-authored several peer-reviewed journal articles. Mr. Chapin has not been previously employed by a managed-futures firm. He has been an NFA registered principal of RCM since October 2005 and has been registered as an associated person of RCM since June 2008.

Mr. Olson oversees the architecture and development of the hardware and software computing infrastructure at RCM. Mr. Olson received his Bachelor of Science degree in Aerospace Engineering at the University of Arizona in 1989. He received his Master’s and Doctorate degrees in Aerospace Engineering at the University of Colorado in 1992 and 1996, respectively. Mr. Olson was employed at Raytheon Technology, an aerospace defense contractor, from June 1996 through June 2006. His primary job duties included code/software development, data analysis, and the development of statistical algorithms to process high frequency, real-time data. Mr. Olson is familiar with a wide range of computing languages, operating systems and application software. Mr. Olson has not been previously employed by a managed-futures firm. He has been an NFA-registered principal of RCM since September 2005 and has been registered as an associated person of RCM since June 2008.

RCM’s Trading Program

RCM utilizes rigorous statistical methods to uncover and exploit numerous inefficiencies in futures markets.  RCM utilizes multiple different model architectures encompassing several hundred independent signal generators for each market traded and combines these signals in a proprietary manner to maximize risk adjusted performance. All trading signals are generated and followed in a systematic manner, although RCM reserves the right to override the system in a discretionary manner in the event of extreme or extraordinary market conditions. RCM’s overall model ensemble exploits inefficiencies over short- to long-term time scales, which we define as a 1 to 200 day range. The models attempt to profit from price trends, but not all of the models used are ‘‘trend-following’’ in nature. RCM is involved in ongoing research and development and will continue to add models to the trading ensemble as they are developed and validated. The offered trading programs use various combinations of models from the ensemble. Thus, the overall strategy for an offered program may change over time, and clients will not necessarily be informed of these changes as they occur.

RCM employs sophisticated risk-management techniques that account for long-term volatility, short-term volatility, the number and liquidity of the markets traded, and the dependencies/inter-relationships between markets and market sectors. The account positions are automatically balanced on an ongoing basis to maximize the expected risk-adjusted return of the account.

The execution of the trading system is fully automated: data acquisition, data processing, and order requests are all automated. Nonetheless, in order to minimize the probability of mistakes, all potential orders are validated by RCM’s principals before actual execution occurs.

Mosaic Program

The Mosaic Program incorporates only short-term models into its aggregate system. The exclusion of a long-term component is intended to reduce the positive correlation to the performance of long-term (generally trend-following) strategies.

In order to improve the performance or liquidity of the trading systems, RCM may alter both the markets in which they trade and also the sector/market allocations at any time. The client will not be notified of such changes as they may occur.

All markets currently traded are on regulated exchanges. All markets that are not currently traded but may be in the future would also be on regulated exchanges. Any offsetting positions will be treated in a standard first-in, first-out (FIFO) manner.

Supplemental Information

RCM and DUNN Capital Management, Inc., have a strategic relationship. Under the current agreement, DUNN offers to provide consulting, testing, marketing, trade execution and back office support for RCM accounts and in return, RCM has agreed to a fee sharing arrangement from accounts benefiting from DUNN’s services.

FEES AND EXPENSES

This supplement revises and replaces the second paragraph under the heading “Fees and Expenses – Fees and Expenses Paid by Grant Park – Brokerage Charge” on page 82 in its entirety as follows:

Grant Park pays the general partner the brokerage charge, which is based on a fixed percentage of net assets, regardless of whether actual transaction costs were less than or exceeded this fixed percentage or whether the number of trades significantly increases. Assuming Grant Park’s brokerage charge was expressed on a per-transaction basis, the brokerage charge equates to round-turn commissions of approximately $42.15 based on the average trading activity of the ten trading advisors for the last three calendar years and assuming current allocations to the trading advisors.

This supplement revises and replaces the paragraph on page 83 of the Prospectus under the heading “Fees and Expenses – Fees and Expenses Paid by Grant Park – Incentive Fees” in its entirety as follows:

Grant Park pays each trading advisor a quarterly incentive fee based on any new trading profits achieved on that trading advisor’s allocated net assets as of the end of each calendar quarter.  Generally, new trading profits means the net increase in trading profits, realized and unrealized, experienced by the trading advisor on its allocated net assets from the most recent prior quarter in which an incentive fee was paid to the trading advisor, or if an incentive fee has yet to be paid to that trading advisor, the trading advisor’s initial allocation of net assets.  Currently, the incentive fees payable to each of Grant Park’s trading advisors that are allocated 10% or more of the fund’s assets are as follows:  20% to Rabar, 22.5% to EMC, 24% to ETC, 20% to Winton and 20% to Welton.  Grant Park pays incentive fees ranging between 20% and 30% to each of Graham, Global Advisors, Transtrend, QIM and RCM.

This supplement revises and replaces the last sentence of the last paragraph beginning on page 83 of the Prospectus under the heading “Fees and Expenses – Fees and Expenses Paid by Grant Park – Incentive Fees – Calculation of New Trading Profits” in its entirety as follows:

Certain allocated expenses of Grant Park, and in some cases all allocated expenses, are included for the purpose of calculating a trading advisor’s incentive fee.

This supplement revises and replaces the paragraph on page 87 of the Prospectus under the heading “Fees and Expenses – Fees and Expenses Paid by the General Partner – Trading Advisor Consulting Fees” in its entirety as follows:

Each trading advisor receives a consulting fee, payable by the general partner not Grant Park, ranging from 0% to 2% per year, computed and accrued monthly on the basis of the trading advisor’s allocated net assets either at the beginning of the month or at month-end and paid monthly or quarterly.  The consulting fees payable to each of Grant Park’s trading advisors that are allocated 10% or more of the fund’s assets are as follows:  2% to Rabar, 1.5% to EMC, 1% to ETC, 1% to Winton and 1% to Welton.  Grant Park pays consulting fees ranging between 0% and 2% to each of Graham, Global Advisors, Transtrend, RCM and QIM.  No advisor fees are payable with respect to certain advisors.

This supplement revises and replaces the paragraph on page 90 of the Prospectus under the heading “Limited Partnership Agreement – Transfers and Assignments” in its entirety as follows:

A limited partner may transfer or assign his or her units in Grant Park upon 30 days’ prior written notice to the general partner and subject to approval by the general partner of the assignee.  The general partner will provide approval when it is satisfied that the transfer complies with applicable laws and/or does not endanger Grant Park’s tax status as a partnership.  An assignee not admitted to Grant Park as a limited partner will have only limited rights to share in the profits and capital of Grant Park and a limited redemption right.

This supplement revises and replaces the paragraph on page 163 of the Prospectus under the heading “Potential Advantages of Investment – Professional Trading” in its entirety as follows:

As of February 1, 2009, Grant Park’s trading decisions are currently made by Rabar Market Research, Inc., EMC Capital Management, Inc., Eckhardt Trading Company, Graham Capital Management, L.P., Winton Capital Management Limited, Welton Investment Corporation, Global Advisors L.P., Transtrend B.V., Quantitative Investment Management LLC, and Revolution Capital Management LLC.  Each trading advisor uses its own proprietary trading program.  Each of the trading advisors is a full-time commodity trading advisor with an established performance record and a dedicated staff of experienced alternative investment professionals.  The general partner may terminate or replace the trading advisors or retain additional trading advisors in its sole discretion.

This supplement adds the following column to the table found on page 180 of the Prospectus captioned “Trading Advisor Overview”:

Firm:	Quantitative Investment Management LLC(2)	Revolution Capital Management LLC(3)
Firm Assets Under Mgmt.	Firm: $3.61B Global Program: $3.5B	Firm: $134.2 M Mosaic Program: $111.3 M
Program Inception	Dec-01	Oct-06
Began Trading for Grant Park	Oct-08	Feb-09
Grant Park Association:	As of Oct-08 less than 10%	As of Feb-09 less than 10%
Margin/Equity	Avg: 12.00%	Avg: 14.5%
Roundturns per Million	Approximately 1500	Approximately 11000
Number of Markets Traded	26	55
Time Horizon	Multiple short-term systems	3-10 days
Compounded Annual ROR Since Inception	Dec-01 to Sept-08 19.84%	Oct-06 to Sept-08 57.55%
Compounded Annual ROR Last 5 Years	Oct-03 to Sept-08 19.75%	Oct-06 to Sept-08 57.55%
Worst Drawdown Since Inception	Feb-04 to April-04 -9.57%	Oct-07 to Feb-08 -17.49%
Worst Drawdown Last 5 Years	Feb-04 to April-04 -9.57%	Oct-07 to Feb-08 -17.49%
Annualized Standard Deviation Since Inception	12.02%	23.91%
Annualized Standard Deviation Last 5 Years	12.15%	23.91%
____________
(2)           Data as of September 30, 2008.

(3)	Revolution Capital Management’s Performance experienced in Grant Park on actual funds will differ from the firm’s composite track record.

This supplement adds the following column to the table found on page 181 of the Prospectus captioned “Trading Advisor Annual Performance Analysis”:

	Quantitative Investment Management LLC (Global Program)	Revolution Capital Management LLC (Mosaic Program)
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001	2.51%(9)
2002	13.60%
2003	32.68%
2004	23.83%
2005	19.54%
2006	5.23%	-7.86%(10)
2007	28.41%	80.73%
2008 YTD (through September 30, 2008)	11.47%	94.05%
Comp. Annual ROR (inception through September 30, 2008)	19.84%	23.91%
____________
(9)           Inception of trading for QIM Global Program was December 2001.

(10)           Inception of trading for RCM Mosaic Program was October 2006.